Kathleen Krebs

Special Counsel

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

June 4, 2019

Re:	iConsumer Corp.

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed May 9, 2019

File No. 024-10795

Dear Ms. Krebs:

We acknowledge receipt of comments in your letter of June 3, 2019 regarding the Offering Statement of iConsumer Corp. (the “Company”), which we have set out below, together with our responses.

Form 1-A POS filed May 9, 2019

Cover Page

1. Please revise the cover page of your offering circular to disclose that you are offering

Series A Non-Voting Preferred Stock both for cash and pursuant to your Stock Award rebate program.

The Company has revised the Offering Circular as requested by the Staff.

Letter to Prospective Shareholders, page 4

2. Please revise your discussion estimating how you will become cash flow positive to provide a clear basis and timeline for your expectations. We note that your discussion beginning on page 7 regarding your plans to reach "cash flow break even status" is extensively qualified and is based upon acquiring shoppers who behave like shoppers acquired in the first quarter of 2018 rather than upon more recent behavior under your revised reward offerings.

The Company has revised the Offering Circular as requested by the Staff.

3. Please delete the reference to the SEC as the cause of your obligation to cease offering stock in the absence of a valid exemption from registration.

The Company has deleted the reference as requested by the Staff.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli Partner

CrowdCheck Law LLP

cc:	Robert Grosshandler

iConsumer Corp.